March 14, 2008

Wilfred N. Cooper, Jr., President
WNC & Associates, Inc.
17782 Sky Park Circle
Irvine, CA 92614-6404

Re: WNC Housing Tax Credit Fund II, L.P.
       PREM 14A
       File No. 0-20057
       Filed on March 5, 2008

Dear Mr. Cooper:

        This is to advise you that we have conducted a limited review of your filing. Based on that limited review, we have the following comments.

1.   We note your discussion throughout the filing of the different valuation methods you have used to determine a potential range of liquidation proceeds to be paid to your limited partners upon your dissolution. Please revise your disclosure to briefly explain why the range of liquidation proceeds is so broad and explain why it is probable that the limited partners will not receive any cash.

2.   We note your statements on pages 33 and 34 that you are incorporating by reference your Annual Report on 10-K for the fiscal year ended March 31, 2007 and the Quarterly Reports on 10-Q for the fiscal quarters ended June 30, 2007 and September 30, 2007. We further note that such reports have not been timely filed. Please provide a brief analysis regarding your eligibility to incorporate by reference and file your 10-Q for the quarter ended December 31, 2007 and, as appropriate, incorporate such quarterly report into your filing.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Byron N. Cooper at (202) 551-3473 or the undersigned at (202) 551-3401.

Sincerely,

Jennifer Gowetski
Attorney-Advisor

cc: Paul G. Dannhauser (*via facsimile*)
    Derenthal & Dannhauser LLP